U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Feinberg, Larry N.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

c/o Oracle Strategic Partners, L.P.
200 Greenwich Avenue, 3rd Floor
--------------------------------------------------------------------------------
                                    (Street)

Greenwich, CT 06830
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

Halsey Drug Co., Inc. ("HDGC")
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Day/Year

February 25, 2003
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ ]  Director                             [X]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)

                           ------------------------
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [ ]  Form filed by more than one Reporting Person
________________________________________________________________________________
================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                               5.
                                                                                               Amount of        6.
                                                                 4.                            Securities       Owner-
                         2.          2A.            3.           Securities Acquired (A) or    Beneficially     ship
                         Trans-      Deemed         Trans-       Disposed of (D)               Owned            Form:     7.
                         action      Execution      action       (Instr. 3, 4 and 5)           Following        Direct    Nature of
                         Date        Date, if any   Code         ----------------------------- Reported         (D) or    Indirect
1.                       (Month/     (Month/        (Instr. 8)                (A)              Transaction(s)   Indirect  Beneficial
Title of Security        Day/        Day/           ----------     Amount     or      Price    (Instr. 3        (I)       Ownership
(Instr. 3)               Year)       Year)          Code    V                 (D)              and 4)           (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock             2/25/03                    P(2)           3,649,461   A               22,605,245        I        (1)
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                                                                        Page 1 of 2


Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
================================================================================

                                                                               5.                                 7.
                                                                               Number of                          Title and Amount
                                                                               Derivative      6.                 of Underlying
                                                                    4.         Securities      Date               Securities
                              2.                       3A.          Trans-     Acquired (A)    Exercisable and    (Instr. 3 and 4)
                              Conver-                  Deemed       action     or Disposed     Expiration Date    ----------------
1.                            sion or     3.           Execution    Code       of(D)           (Month/Day/Year)           Amount
Title of                      Exercise    Trans-       Date,        (Instr.    (Instr. 3,      ----------------           or
Derivative                    Price of    action Date  if any       8)         4 and 5)        Date     Expira-           Number
Security                      Derivative  (Month/      (Month/      ------     ------------    Exer-    tion              of
(Instr. 3)                    Security    Day/Year)    Day/Year)    Code V     (A)   (D)       cisable  Date      Title   Shares
-----------------------------------------------------------------------------------------------------------------------------------

Warrants to purchase          $0.59       02/25/03                  X(2)             2,393,478 Immed.   7/27/06   Common   1,895,824
Common Stock                                                                                                      Stock
-----------------------------------------------------------------------------------------------------------------------------------

Warrants to purchase          $0.96       02/25/03                  X(2)             2,393,478 Immed.   7/27/06   Common   1,753,637
Common Stock                                                                                                      Stock
-----------------------------------------------------------------------------------------------------------------------------------

5% Convertible                See Note    02/25/03                  J(3)       13              Immed.   3/31/06   Common  18,925,784
Senior Secured                (3) under                                                                           Stock
Debentures                    Explana-
                              tion of
                              Responses
                              below.
===================================================================================================================================

[TABLE CONTINUED BELOW]

[CONTINUATION OF TABLE FROM ABOVE]

               9.
               Number of        10.
               Derivative       Ownership
               Securities       Form of         11.
8.             Beneficially     Derivative      Nature
Price of       Owned Follow-    Security        of Indirect
Derivative     ing Reported     Direct (D) or   Beneficial
Security       Transaction(s)   Indirect (I)    Ownership
(Instr. 5)     (Instr. 4)       (Instr. 4)      (Instr. 4)
--------------------------------------------------------------

See Note (2)     0               I              See Note (1)
under                                           under
Explanation                                     Explanation
of Responses                                    of Responses
below.                                          below.
--------------------------------------------------------------

See Note (2)     0               I              See Note (1)
under                                           under
Explanation                                     Explanation
of Responses                                    of Responses
below.                                          below.
--------------------------------------------------------------
See Note (3)    13               I              See Note (1)
under                                           under
Explanation                                     Explanation
of Responses                                    of Responses
below.                                          below.
==============================================================

Explanation of Responses:

(1)  The securities of Halsey Drug Co., Inc. (the "Company") to which this note relates are held directly by Oracle Strategic
     Partners, L.P. ("Strategic Partners"). Strategic Partners holds, as of the date of this Form 4, 3,649,461 shares of Common
     Stock of the Company ("Common Stock") as well as Options for Common Stock ("Options") and 5% Convertible Senior Secured
     Debentures ("Debentures") of the Company, presently convertible into 30,000 shares and 18,925,784 shares of Common Stock, respectively. Oracle Strategic Capital, L.L.C. ("Strategic Capital") serves as the general partner of Strategic Partners. The undersigned is the managing member of Strategic Capital. The undersigned does not directly own any warrants for Common Stock
     ("Warrants"), Debentures, Options or Common Stock of the Company. In accordance with Instruction 4(b)(iv), the entire number of such Debentures, Warrants, Options and shares of Common Stock, held by Strategic Partners, related to the transactions reported on this Form 4, is reported herein. The undersigned disclaims any beneficial ownership of the securities to which this Form 4 relates for purposes of Section 16 of the Securities Exchange Act of 1934, except as such securities representing the undersigned's pro rata interest in, and interest in the profits of, Strategic Partners.

(2)  A series of transactions involving the Company were described in the Company's Current Report on Form 8-K, filed on December
     27, 2002 (the "Form 8-K") In connection with these transactions, Strategic Partners received certain anti-dilution adjustments with respect to Warrants that it directly owned. Specifically, Warrants for 1,010,100 shares of Common Stock, with an exercise price of $1.404, were adjusted to represent Warrants for 2,393,478 shares of Common Stock with an exercise price of $0.59. In addition, Warrants for 1,010,100 shares of Common Stock, with an exercise price of $2.285 were adjusted to represent Warrants for 2,393,478 shares of Common Stock with an exercise price of $0.96. These two sets of Warrants were then exchanged, in a cashless exercise (as valued pursuant to a Black-Scholes model), for 1,895,824 and 1,753,637 shares of Common Stock, respectively, or 3,649,461 shares in the aggregate. Strategic Partners received the documentation formalizing these transactions on February 25, 2003. As per Rule 16a-4(b) of the Securities Exchange Act of 1934, the exercise of the Warrants reported herein is set forth as a purchase of the underlying Common Stock and a closing of a derivative security position.

(3)  In connection with the transaction described in the Form 8-K, existing Debentures held by Strategic Partners were amended to extend their maturity date until March 31, 2006 and their applicable conversion prices for conversion into Common Stock were revised in accordance with their anti-dilution provisions. Strategic Partners holds Debentures in the principal amounts of:
     $10,000,000; $125,000; $126,562; $128,144; $129,746; $131,368; $133,010; $134,672; $136,356; $138,060; $139,786; $141,534; and
     $143,302. The conversion prices for such Debentures per share of Common Stock are, respectively, $0.6135, $0.7525, $0.4862,
     $0.3964, $0.2735, $0.4501; $0.9701, $0.9701; $0.8128; $0.8827; $0.7516; $0.7667; and $1.0200. The Debentures are therefore convertible, respectively, into the following amounts of Common Stock: 16,298,644; 166,110; 260,238; 323,268; 474,436; 291,858;
     137,104; 138,818; 167,756; 156,400; 185,974; 184,598; and 140,492. The foregoing Debentures, except for the $10,000,000 initial
     Debenture, were received by Strategic Partners as interest payments. Interest on all the Debentures held by Strategic Partners is paid quarterly on each January 1, April 1, July 1 and October 1.



        /s/ Larry N. Feinberg                                March 3, 2003
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

      Larry N. Feinberg, as managing member of Oracle Strategic Capital, L.L. C., the general partner of Oracle Strategic Partners, L.P.


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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